FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 02, 2015

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The major resolutions of AUO 2015 Annual General Shareholders' Meeting”, dated June 02, 2015.

2.	Taiwan Stock Exchange filing entitled, “Announcement of the change of the Director on behalf of AU Optronics (L) Corp., a subsidiary of AUO”, dated June 02, 2015.

3.	Taiwan Stock Exchange filing entitled,”To announce the change of the spokesperson”, dated June 02, 2015.

4.	Taiwan Stock Exchange filing entitled, “AUO will attend "Nomura Investment Forum Asia"”, dated June 02, 2015.

5.	Taiwan Stock Exchange filing entitled, “To announce the purchase of equipment"”, dated June 02, 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: June 2, 2015	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

June 02, 2015

English Language Summary

Subject:The major resolutions of AUO 2015 Annual General Shareholders' Meeting

To which item it meets--article 4 paragraph xx:18

Date of events:2015/06/02

Contents:

1.Date of the shareholders' meeting:2015/06/02

2.Important resolutions:

(1)Accepted 2014 Business Report and Financial Statements.

7,198,075,922 shares were represented at the time of voting (including 4,332,951,592 shares casted electronically)

Votes in favor: 5,851,590,342 votes; 81.29% of the total represented at the time of voting.

Votes against: 106,217 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 1,346,379,363 votes; 18.70% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

(2)Accepted the proposal for the distribution of 2014 profits.

Cash dividends of NT$ 4,812,122,558 (NT$0.5 per common share)

7,198,075,922 shares were represented at the time of voting (including 4,332,951,592 shares casted electronically)

Votes in favor: 5,912,735,405 votes; 82.14% of the total represented at the time of voting.

Votes against: 108,368 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 1,285,232,149 votes; 17.86% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

(3)Approved the issuance of new common shares for cash to sponsor issuance of the overseas depositary shares and/or issuance of new common shares for cash in public offering and/or issuance of new common shares for cash in private placement and/or issuance of overseas or domestic convertible bonds in private placement.

7,198,075,922 shares were represented at the time of voting (including 4,332,951,592 shares casted electronically)

Votes in favor: 5,722,797,943 votes; 79.50% of the total represented at the time of voting.

Votes against: 180,156,326 votes; 2.50% of the total represented at the time of voting.

Votes abstained: 1,295,121,653 votes; 17.99% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

3.Endorsement of the annual financial statements (indicate “yes” or “no”):Yes

4.Any other matters that need to be specified:None.

Item 2

AU Optronics Corp.

June 02, 2015

English Language Summary

Subject:Announcement of the change of the Director on behalf of AU Optronics (L) Corp., a subsidiary of AUO

To which item it meets--article 4 paragraph xx:6

Date of events:2015/06/02

Contents:

1.Date of the board of directors resolution or date of occurrence of the change:2015/06/02

2.Name and resume of the replaced director:

Mr. Kuen-Yao (K.Y.) Lee, Director of AU Optronics (L) Corp.

3.Name and resume of the new chairman:NA

4.Type of the change (please enter: “resignation”, “position adjustment”, “conge”, “tenure expired” or “new appointment” ):resignation

5.Reason for the change:resignation

6.Effective date of the new appointment:NA

7.Any other matters that need to be specified:NA

Item 3

AU Optronics Corp.

June 02, 2015

English Language Summary

Subject:To announce the change of the spokesperson

To which item it meets--article 4 paragraph xx:8

Date of events:2015/06/02

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):spokesperson

2.Date of occurrence of the change:2015/06/02

3.Name, title, and resume of the replaced person:

Mr. Shuang-Lang (Paul) Peng, President of AUO

4.Name, title, and resume of the replacement:

Mr. Andy Yang, Vice President & Chief Financial Officer

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):position adjustment

6.Reason for the change:position adjustment

7.Effective date:2015/06/02

8.Any other matters that need to be specified:None

Item 4

AU Optronics Corp.

June 02, 2015

English Language Summary

Subject:AUO will attend "Nomura Investment Forum Asia"

To which item it meets--article 4 paragraph xx:12

Date of events:2015/06/02

Contents:

1.Date of the investor conference:2015/6/4~2015/6/5

2.Time of the investor conference:09:30

3.Location of the investor conference:The Ritz-Carlton Hotel, Singapore

4.Brief information disclosed in the investor conference:

To brief AUO's operating and financial results based on the information released at 1Q2015 investor conference.

5.The presentation of the investor conference release:

Please refer to MOPS or AUO's website for 1Q2015 investor conference presentation.

6.Will the presentation be released in the Company’s website: http://auo.com/

7.Any other matters that need to be specified:None.

Item 5

AU Optronics Corp.

June 02, 2015

English Language Summary

Subject: To announce the purchase of equipment

Regulation: Published pursuant to Article 4-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2015/06/02

Contents:

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Equipments and facilities for TFT-LCD manufacturing.

2.Date of the occurrence of the event 2014/06/09~2015/06/02

3.Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:unit price, total transaction price:

NT$550,914 thousand/set and NT$550,914 thousand totally.

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Manz Taiwan Ltd

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):N/A

8.Terms of delivery or payment (including payment period and monetary amount):Payment in installments.

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Price comparison and price negotiation.

10.Name of the professional appraisal institution and its appraisal amount:N/A

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N/A

12.Is the appraisal report price a limited price or specific price?:N/A

13.Has an appraisal report not yet been obtained?:N/A

14.Reason an appraisal report has not yet been obtained:N/A

15.Broker and broker's fee:N/A

16.Concrete purpose or use of the acquisition or disposition: manufacturing.

17.Do the directors have any objection to the present transaction?:N/A

18.Any other matters that need to be specified:

The Company has released related information about the capital expenditure budget in accordance with the regulations.